
HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所


03003591

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

December 23, 2002

SEC FILE NO. 82-3648

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 13 2003
WASH. D.C.
165
SECTION

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding major transaction – proposed acquisition of Royal Appliance Manufacturing Co. by way of merger, dated December 18, 2002, published (in the English language) in the Business Post and published (in the Chinese language) in the Hong Kong Economic Times, both on December 19, 2002.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

H:\dlaiadr\19056\0001\25sec.com

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples


HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

H:\dlaiadr\19056\0001\25sec.com

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

INNOVATIVE INTERNATIONAL (HOLDINGS) LIMITED
巨川國際(集團)有限公司*[1]
(已委任接管人兼管理人)
(於百慕達註冊成立之有限公司)

POWER ASSETS ENTERPRISES LIMITED
(於英屬維爾京群島註冊成立之有限公司)

公佈
押後完成重組協議

> 鑑於重組協議之訂約各方需要更多時間安排多種所需文件，以便落實根據重組協議擬進行之交易。重組協議原先計劃於二零零二年十二月十八日星期三完成(「完成」)，現將押後至二零零二年十二月二十日星期五。本公司將於需要時就完成及股份恢復買賣另行發表公佈。
>
> 本公司股份由二零零一年十月十九日星期五下午二時三十分起暫停買賣，並會於接管人仍獲委任為本公司全部物業及資產之接管人兼管理人期間一直暫停買賣。

謹提述本公司與投資者於二零零二年十一月十六日刊發之通函(「通函」)，以及本公司與投資者於二零零二年八月九日、二零零二年八月三十日、二零零二年十月三日、二零零二年十月三十日、二零零二年十一月十六日、二零零二年十二月三日及二零零二年十二月九日分別發表之聯合公佈。除非文意另有所指，本公佈所用詞彙與通函所界定者具備相同涵義。

鑑於重組協議之訂約各方需要更多時間安排多種所需文件，以便落實根據重組協議擬進行之交易。有關文件包括根據重組協議條款須予簽立之多份解除契據及確認契據以及向投資者(或其代名人)發行股票。重組協議之完成原訂於二零零二年十二月十八日星期三，現將押後至二零零二年十二月二十日星期五。本公司將於需要時就完成及股份恢復買賣另行發表公佈。

除上述者外，二零零二年十二月九日公佈所載之時間表概無任何改變。

本公司股份由二零零一年十月十九日星期五下午二時三十分起暫停買賣，並會於接管人仍獲委任為本公司全部物業及資產之接管人兼管理人期間一直暫停買賣。

代表
巨川國際(集團)有限公司
(已委任接管人兼管理人)
共同及各別接管人兼管理人
以毋須承擔個人責任之身份擔任本公司代理
John Robert Lees
Desmond Chung Seng Chiong
Kelvin Edward Flynn

承董事局命
Power Assets Enterprises Limited
董事
吳家瑞

承董事局命
巨川國際(集團)有限公司
(已委任接管人兼管理人)
董事
黃淑萍

二零零二年十二月十八日

董事已在合理範圍內委任接管人兼管理人(「接管人」)，接管人及投資者並共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事實致使本公佈中任何聲明有所誤導。

投資者之董事願就本公佈所載資料(惟不包括關於本公司及本集團之資料)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事實致使本公佈中任何聲明有所誤導。

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HUDSON HOLDINGS LIMITED
德信控股(亞太)有限公司*

公佈

> 本公司現正磋商出售其於合營公司之49%權益，一經落實，或會構成本公司一項主要及關連交易。
>
> 於建議出售事項磋商完成時，本公司將簽訂正式協議。本公司股東及投資者於買賣本公司股份時務請審慎行事。
>
> 應本公司要求，本公司股份將於二零零二年十二月十八日上午九時三十分在聯交所暫停買賣，以待發表本公佈。本公司已申請本公司股份於二零零二年十二月十九日上午九時三十分起恢復買賣。

本公司謹此宣佈，現正磋商出售其於合營公司(「合營公司」)之49%權益予其合營夥伴(「合營夥伴」)。合營公司之主要業務為經營及管理中華人民共和國武漢一家百貨公司(「建議出售事項」)。合營夥伴目前持有合營公司其餘51%之權益，亦為本公司兩家合營附屬公司之主要股東。建議出售事項一經落實，或會構成本公司一項主要及關連交易。

現正就建議出售事項之先決條件及代價之付款方式等進行磋商。於上述磋商完成後，本公司將簽訂正式協議。本公司將根據香港聯合交易所有限公司證券上市規則之規定於適當時候另行發表公佈。本公司股東及投資者於買賣本公司股份時務請審慎行事。

應本公司要求，本公司股份將於二零零二年十二月十八日上午九時三十分在聯交所暫停買賣，以待發表本公佈。本公司已申請本公司股份於二零零二年十二月十九日上午九時三十分起恢復買賣。

承董事會命
德信控股(亞太)有限公司
主席
蘇維謙

香港，二零零二年十二月十八日

* 僅供參考

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MOULIN 1960

MOULIN INTERNATIONAL HOLDINGS LIMITED
摩興光學集團有限公司
(於百慕達註冊成立之有限公司)

更改財政年度年結日

> 本公司之財政年度年結日已由三月三十一日改為十二月三十一日，即時生效。董事相信，更改年結日並不會對本集團造成任何重大影響。

摩興光學集團有限公司(「本公司」)之董事會宣佈，本公司之財政年度年結日已由三月三十一日改為十二月三十一日，即時生效。因此，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合中期業績將於二零零二年十二月十九日刊發，而本集團截至二零零二年十二月三十一日止九個月之經審核期終綜合業績將於二零零三年四月三十日或之前刊發。下一期中期業績將會涵蓋二零零三年一月一日至二零零三年六月三十日之期間，並將於二零零三年九月三十日或之前刊發。

由於本集團近期擴充業務，故成立及／或收購了若干主要附屬公司，該等公司之財政年度年結日為十二月三十一日。因此，本公司將年結日由三月三十一日改為十二月三十一日將有助協調本集團之賬目。董事相信，更改年結日並不會對本集團造成任何重大影響。

承董事會命
主席
馬貴磊

香港，二零零二年十二月十八日

HERITAGE INTERNATIONAL HOLDINGS LIMITED
漢基控股有限公司*
(在百慕達註冊成立之有限公司)

截至二零零二年九月三十日止六個月中期業績摘要之公佈

漢基控股有限公司(前稱大雄科技集團有限公司)(「本公司」)董事會(「董事會」)公佈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下：

未經審核綜合損益表
截至二零零二年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
營業額	3	844	4,770
銷售成本		(542)	—
毛利		302	4,770
其他收入及收益		9,929	7,452
銷售及分銷開支		—	(311)
一般及行政開支		(4,167)	(11,186)
將投資證券轉為其他投資之虧損淨額		(2,792)	—
其他經營開支		—	(101,863)
經營溢利／(虧損)	3, 4	3,272	(101,138)
融資成本	5	(10,899)	(16,984)
應佔聯營公司溢利減虧損		—	(491)
除稅前虧損		(7,627)	(118,613)
稅項	6	—	(452)
股東應佔日常業務虧損淨額		(7,627)	(119,065)
每股虧損	8		
基本		(0.01)港元	(1.74)港元
攤薄		不適用	不適用

附註

1. 會計政策

本集團之未經審核簡明綜合中期財務報表乃根據香港會計師公會發出之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

編製該等中期財務報表所採納之會計政策及編製基準，與本集團截至二零零二年三月三十一日止年度之經審核財務報表一致，惟以下首次應用於現行期間之簡明綜合財務報表之新頒布及經修訂之會計實務準則除外：

會計實務準則第1號(經修訂)：	「財務報表之呈列」
會計實務準則第11號(經修訂)：	「外幣折算」
會計實務準則第15號(經修訂)：	「現金流量表」
會計實務準則第34號：	「員工福利」

2. 編製基準

誠如截至二零零二年三月三十一日止年度之經審核綜合財務報表所詳述，於期內收到財務債權人(「財務債權人」)有關償還若干有抵押其他借貸(應付貸款)之還款通知書。

於二零零二年九月三十日，應付貸款及應收貸款分別約值361,344,000港元及346,899,000港元。

於結算日後，在二零零二年十月，本公司收到由財務債權人與本集團聯營公司一名股東(統稱為「原告人」)向本公司全資附屬公司[illegible]投資有限公司(「被告人」)發出日期為二零零二年十月十五日之令狀(「令狀」)。令狀關於原告人提出之一項申索，該申索有關原告人與被告人於一九九五年二月十六日訂立之股東協議(「協議」)。在令狀中，原告人申索[illegible]協議之權利[illegible]修正協議[illegible]，[illegible]。[illegible]本集團[illegible]原告人有關令狀之[illegible]。

本集團仍正就令狀及透過以本集團一間聯營公司(「聯營公司」，為財務債權人持有60%股權之附屬公司)運用本集團於若干應收貸款(「應收貸款」)之權益，清償應付貸款，與財務債權人進行磋商。本集團正就如何減輕應付貸款之法律責任(統稱為「磋商及訴訟之未來進展」)尋求法律意見。

期內，本集團透過供股發行1,225,724,110股本公司之普通股(供股)，成功籌集約100,000,000港元(扣除開支)。

本集團目前亦正積極發掘新商機。為精簡本集團現時之經營及改善本集團之財務狀況，本集團已落實或正計劃落實積極之節省成本措施，以大幅削減未來之經營開支及現金流出。

董事認為，鑑於該等採用之方式／安排，以及正採用／計劃之其他方法／安排之預期結果，本集團在可見將來將擁有足夠財務資源作為其日後營運資金及應付其他融資需要。董事相信上述融資安排／計劃，包括磋商及訴訟之未來進展，將可順利完成。因此，財務報表乃以持續經營之基準編製。

3. 分類資料

(a) 業務分類

下表呈列本集團業務分類之收益及溢利／(虧損)。

[illegible]	[illegible] 2002	[illegible] 2001	[illegible] 2002	[illegible] 2001	[illegible] 2002	[illegible] 2001	[illegible] 2002	[illegible] 2001	[illegible] 2002	[illegible] 2001
[illegible]										
[illegible]	-	4,770	-	-	[illegible]	-	-	-	[illegible]	4,770
[illegible]	-	-	[illegible]	-	[illegible]	-	-	-	[illegible]	-
[illegible]	-	[illegible]	[illegible]	-	[illegible]	-	-	-	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	-	[illegible]	[illegible]
[illegible]									[illegible]	[illegible]
[illegible]									[illegible]	[illegible]
[illegible]									[illegible]	[illegible]
[illegible]									[illegible]	[illegible]
[illegible]	-	[illegible]	-	-	-	-	-	-	-	[illegible]
[illegible]									[illegible]	[illegible]
[illegible]									-	[illegible]
[illegible]									[illegible]	[illegible]

* 投資控股乃本集團其中一類業務，因此，本集團來自投資證券之收入及開支、其他投資及持有至到期之證券分別撥入分類收入及業績。

** 放款為本集團其中一個分類，因此，來自放款業務之利息收入及開支分別撥入分類收入及分類業績。

(b) 地區分類

下表載列本集團地區分類之收入及業績。

	香港 截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)	中國內地 截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)	綜合 截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
分類收入：						
來自外界客戶之銷售	844	—	—	4,770	844	4,770
其他收入	4,045	—	—	—	4,045	—
	4,889	—	—	4,770	4,889	4,770
分類業績	(2,486)	(78,998)	(126)	(29,392)	(2,612)	(108,390)

4. 經營溢利／(虧損)

本集團之經營溢利／(虧損)已扣除／(計入)下列各項：

	未經審核 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
折舊	337	434
出售其他投資之虧損	-	43,409
撇銷固定資產	-	1,871
利息收入	(6,726)	(7,452)
出售投資證券之收益	(4,006)	—

5. 融資成本

	未經審核 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
須於五年內全數償還之其他貸款之利息	11,441	16,959
融資租約之利息	—	25
	11,441	16,98[illegible]
分類為銷售成本部份	(542)	—
	10,899	16,98[illegible]

6. 稅項

	未經審核 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
聯營公司：		
海外	—	452

由於本集團期內並無來自香港之任何應課稅溢利，故並無就香港利得稅作出撥備(二零零一年：無)。

海外應課稅溢利之稅項乃按有關公司經營所在司法權區之適用稅率根據當地現行法例、有關之詮釋及慣例計算。

7. 中期股息

董事不建議就本期間派發中期股息(二零零一年：無)。

8. 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據期內(i)股東應佔日常業務虧損淨額7,627,000港元(二零零一年：119,065,000港元)；及(ii)已發行普通股加權平均數821,657,252股(二零零一年：經重列為68,622,276股)，並已作出調整以反映期內之股份合併及供股而計算。

(b) 每股攤薄虧損

由於本公司之尚未行使購股權及認股權證具反攤薄作用，故並無分別呈列截至二零零二年九月三十日及二零零一年九月三十日止六個月之每股攤薄虧損。

管理層討論及分析
二零零二年九月三十日

業務回顧

本集團截至二零零二年九月三十日止六個月之未經審核虧損為7,627,000港元，而去年同期則錄得虧損119,065,000港元。自期內配售新股後，本集團資產淨值已由二零零二年三月三十一日之26,900,000港元，增加至二零零二年九月三十日之137,400,000港元。

本集團於上年度售出位於中國內地之物業投資項目，由於失去該投資項目之租金收入，導致營業額由上一期間之4,770,000港元，下跌至本期間之844,000港元。在開支方面，本集團不斷致力簡化業務運作，令期內總經營開支水平大幅下降。融資成本亦由去年同期之16,984,000港元，下跌至本期間之10,899,000港元。

物業相關投資及證券投資仍然為本集團之核心業務。於期內，本集團亦從事放款業務，使現金資源得以更有效運用。於本期間，本集團之業務在財務表現上已大為改善。

物業投資及發展

本集團持有中國廣州市「東湖御苑」物業發展項目權益之30%。該獨立住宅綜合物業包括844個住宅單位及300個停車位。該等商所單位已於二零零一年底開始發售。

中國本集團亦積極物色合適之物業投資機會。於二零零二年九月三十日後，本集團分別購入中國深圳市建設路「東方廣場」若干個辦公室單位，以及中國深圳市布吉區「秀峰工業城」之單位。該等投資項目之租金收入為本集團提供穩定之經常性收入。

證券投資

於期內，本集團增加投資於若干香港上市證券。本集團之證券投資組合包括多種類，由根基穩健及具增長潛力之公司證券組成。於二零零二年九月三十日，所持有之[illegible]港元，而債券之投資成本為14,040,000港元。

放款業務

本集團之放款業務為有關之資金提供合理回報。由於對現金調配規劃工作效率之提升，加上盈餘資金有所增加，本集團遂得以於期內透過放款業務，以更有利潤之方式運用現金資源。由於本集團最近已增加物業投資及證券投資之投資金額，吾等預期於本財政年度下半年，放款業務將維持於現有水平。

展望

管理層對資產素質及業務策略是否奏效等各方面非常關注。本集團亦花上大量精力務求把業務運作之效率及投資組合調較至理想水平。隨本年六月配售新股後，本集團之資本基礎已大為提升。鑑於中國內地經濟發展蓬勃，而本港經濟亦有改善，本集團將繼續物色在中國內地及香港之新投資機會。倘無任何不可預見之情況，預期本集團整體表現可於本財政年度下半年獲得改善。

更改公司名稱

根據本公司股東於二零零二年九月六日通過之決議案，本公司之名稱已由大雄科技集團有限公司(「B-Tech (Holdings) Limited」)改為漢基控股有限公司(「Heritage International Holdings Limited」)。

流動資金及財務資源

於二零零二年九月三十日，本集團之總資產及借貸分別約為519,200,000港元及373,500,000港元。本集團之借貸按參照港元優惠利率釐定之浮動息率計息，並以港元計算，因此毋須承擔匯率變動之風險。一間聯營公司將股份作第一法定抵押，連同其全部股息或任何其他分派之轉讓及轉授，藉以取得其他計息借貸。本集團之負債與資產比率(總借貸／總資產)約為72%。

誠如以往於截至二零零二年三月三十一日止年度經審核財務報表及上述未經審核綜合損益表附註2所披露，本集團附屬公司正就資產負債表中於二零零二年九月三十日列為361,500,000港元之有抵押其他貸款(「應付貸款」)，與財務債權人進行磋商。應付貸款主要由二零零二年九月三十日資產負債表所列之本集團應收一間聯營公司之貸款及其他應收款項合共列為347,100,000港元之資金作償還。本集團認為，償還應付貸款對本集團之業務應並無重大不利影響。

於二零零二年五月，本公司曾進行削減股本及股份合併。於二零零二年六月，本公司進行配售新股，發行1,225,724,110股配售股份，配售新股之所得款項淨額為100,000,000港元。

或然負債

本集團於二零零二年九月三十日有若干或然負債，詳情已於本集團截至二零零二年三月三十一日止年度之經審核財務報表披露。於本期間內及截至批准未經審核簡明綜合財務報表之日期止，該等或然負債並無重大發展或變現。

買賣或贖回本公司上市證券

本公司及各附屬公司於截至二零零二年九月三十日止六個月期間概無買賣或贖回本公司之上市證券。

僱員、酬金政策及退休福利計劃

本集團挑選及擢升員工乃按彼等之資歷、經驗及是否適合填空缺職位而決定。本集團之酬金政策旨在保留及激勵員工。員工之表現將於每年評核，作為調整酬金之基礎。本集團根據香港強制性公積金計劃條例為所有僱員經營一個定額供款強制性公積金退休福利計劃。

審核委員會審閱

中期報告已由審核委員會審閱。審核委員會由兩名獨立非執行董事及一名非執行董事組成。

最佳應用守則

董事認為，除本公司獨立非執行董事並無如最佳應用守則(「守則」)第7段規定有指定任期，而須根據本公司之公司細則輪流告退及於本公司股東週年大會上膺選連任外，本公司於截至二零零二年九月三十日止六個月一直遵守上市規則附錄14所載之守則。

於聯交所網站刊發中期業績

上市規則附錄16第46(1)至第46(6)段所規定之全部資料，將會在適當時間刊載於香港聯合交易所有限公司之網站。

承董事會命
主席
鄺啟成

香港，二零零二年十二月十八日

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

（於香港註冊成立之有限公司）

主要交易－
建議以合併方式收購
ROYAL APPLIANCE MANUFACTURING CO.

董事會欣然宣佈，本公司、Royal、收購人及被合併附屬公司已於二零零二年十二月十七日訂立合併協議；據此，各訂約方已同意在若干條件之規限下，於生效時間：

(a) 透過將被合併附屬公司合併於Royal之方式，Royal將成為本公司之間接全資附屬公司；進行合併後，被合併附屬公司將不再具獨立公司法人身份，而Royal將為繼續經營之公司；

(b) 每股已發行在外之Royal普通股將會轉換為可收取合併代價之權利，惟下列者除外：(i) Royal以庫存方式持有之任何Royal普通股；(ii) Royal及Royal之任何直接或間接全資附屬公司所擁有或收購人或收購人之任何聯屬公司所擁有之任何Royal普通股及(iii)任何不同意合併之股份；及

(c) 每份尚未獲行使之Royal購股權將會被註銷，並將會轉換為可收取期權股份代價之權利。

截至二零零二年十二月十三日辦公時間完結時，(i)已發行在外之Royal普通股為數12,816,452股及(ii)尚未獲行使之Royal購股權涉及之Royal普通股為數2,758,540股。尚未獲行使之Royal購股權之平均行使價約為每股3.98美元。假定並無存在不同意合併之股份，根據合併代價與期權股份合併代價計算，董事估計本公司根據合併事項須付之總代價將不會超過105,500,000美元（或822,900,000港元）。本公司將會從內部資源及以銀行貸款支付合併事項之代價。

Royal為一間在美國俄亥俄州註冊成立之公司，主要業務為開發、裝配、採購及經銷Dirt Devil®與Royal®品牌之吸塵機及其他家居與商用清潔用具，以及Telezapper®拒接來電儀器。Royal普通股自一九九二年起在紐約證交所以「RAM」之股份代號報價。截至二零零二年九月三十日，Royal之未經審核有形資產淨值約為37,716,000美元（或294,184,800港元）。根據於二零零二年十二月十六日紐約證交所所報每股Royal普通股之收市價5.98美元及已發行之Royal普通股12,816,452股計算，Royal之總市值（不包括Royal購股權）約為76,642,383美元（或597,810,587港元）。於合併事項完成後，除收購人外，Royal將再無任何其他股東。因此，Royal普通股在紐約證交所之上市地位將於合併事項完成後被撤銷。

董事相信合併事項標誌著本公司在推行始於在全球大部份市場上收購Ryobi®品牌電動工具及Homelite®品牌園藝工具此項建立環球品牌之策略上邁進一大步。藉著由一家以低廉成本提供優良貨源之原件設備製造商(OEM)晉身成為一家在全球主要市場上經銷著名品牌產品之公司，本公司預計可以在製造及零售分銷層面上創造更多商機。收購Royal可將上述策略伸延至地板護理產品，大大加強本公司在廠內之產品開發、市場經銷及物流管理能力，同時增添更多享負盛名之品牌。

合併事項將使本公司可把Royal與本公司之現有產品開發及供應聯繫加以整合及擴充。進行合併事項後，本公司借助本集團現有之生產設施，預計可擴充Royal之生產規模。進行合併事項後，本公司亦擬與美國及歐洲市場上電動工具及地板護理產品之主要零售商合作以發揮相互經銷之協同效應潛力，同時在物流管理及客戶服務方面發揮業務管理之協同效應潛力。

由於合併事項之估計代價總額高於本公司最新公佈截至二零零二年六月三十日止六個月之未經審核綜合有形資產淨值之50%惟低於100%，故合併事項構成上市規則所界定本公司之主要交易，須於股東特別大會上獲得股東批准。載有（其中包括）合併事項進一步詳情及召開股東特別大會通告之通函，將會盡快寄發予股東。本公司及董事已確認，根據上市規則之規定，並無股東須放棄對合併事項之投票權。

應本公司之要求，股份於二零零二年十二月十八日上午九時三十分起暫停買賣，以待發出本公佈。本公司已向聯交所申請於二零零二年十二月十九日上午九時三十分起恢復股份之買賣。

I. 合併協議

訂立協議日期： 二零零二年十二月十七日

訂約方：
1. 本公司；
2. Royal；
3. 收購人，其為本公司之直接全資附屬公司；及
4. 被合併附屬公司，其為本公司之間接全資附屬公司。

Royal及其股東均為與本公司及其附屬公司之董事、行政總裁及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連之獨立人士。據董事所知，截至本公佈之刊發日期，Royal及其股東均無持有任何本公司之股份。

截至本公佈之刊發日期，本集團、本公司及其附屬公司之董事均無持有任何Royal普通股或Royal購股權。

以下為合併協議之主要條款及條件概要：

(a) 合併事項

於生效時間，根據俄亥俄州公司法，被合併附屬公司將會合併於Royal之內；在此之後，被合併附屬公司將不再具獨立公司法人身份。Royal將成為合併事項中繼續經營之公司，而在下文(c)段之規限下，Royal之公司法人身份連同其所有經營宗旨、目的、權利、特權、權力、豁免權及專利權將會持續並且不受合併事項之影響。

合併事項將於符合俄亥俄州公司法之相關條文規定格式及經簽署之合併證明書已正式提交美國俄亥俄州州務卿之時，或於Royal與收購人雙方同意並於合併證明書內註明之較後日期或時間起生效。預期合併事項將與協議完成於相若時間同時生效，即為二零零三年三月底前。

(b) 公司組織章程及細則

因進行合併事項關係，被合併附屬公司之公司組織章程及細則與監管守則須分別為Royal作為繼續經營之公司其本身之公司組織章程及細則與監管守則，直至按照合併協議或適用法例規定於其後作出改動或修訂為止。

由於Royal之現行公司組織章程及細則乃適用於在紐約證交所上市之公司，於合併事項完成後其對收購人將會構成不恰當之局限，故被合併附屬公司之公司組織章程及細則將會成為Royal作為繼續經營之公司其本身之公司組織章程及細則。目前無意於合併事項完成後對被合併附屬公司或Royal作為繼續經營之公司其本身之公司組織章程及細則作出任何重大改動。

(c) 合併事項對股本及購股權之影響

於生效時間，根據合併事項：

(i) *註銷Royal之庫存股份及Royal擁有之股份*

Royal及Royal之任何直接或間接全資附屬公司所擁有或收購人或收購人之聯屬公司所擁有或Royal以庫存方式持有之每股Royal普通股須自動註銷、作廢及不得再存有，並且毋須就此支付任何交換代價。

截至二零零二年十二月十三日，Royal以庫存方式持有13,102,507股Royal普通股。除上文所述者外，Royal或Royal之任何直接或間接全資附屬公司或收購人或收購人之聯屬公司均無擁有任何Royal普通股。

(ii) *轉換Royal普通股*

每股已發行在外之Royal普通股（不同意合併之股份除外）須轉換為可收取合併代價現金7.37美元之權利。

(iii) *被合併附屬公司之股本*

緊隨生效時間前每股已發行在外之被合併附屬公司普通股將會轉換為一股Royal普通股。

(iv) *Royal普通股之註銷及作廢*

於生效時間，所有Royal普通股（按照上文(i)段將予註銷之股份及不同意合併之股份除外）不得再向外發行及須自動註銷、作廢及不得再存有；除可於交回上述股票後收取合併代價（不附利息）之權利外，該等Royal普通股股票之每位持有人不再享有任何相關權利。

(v) *Royal購股權計劃*

Royal須採取一切必需行動以確保於生效時間每份尚未獲行使之Royal購股權（不論是否既定或未既定、可行使或不可行使）均須予以撤銷並將其轉換為可收取期權股份合併代價之權利。根據每股之平均行使價約3.98美元計算，期權股份合併代價將約為現金3.39美元。Royal購股權持有人對合併事項並無投票權，亦不獲任何替代補償之安排。

Royal購股權計劃須於生效時間起予以終止，而涉及發出或授予任何其他關於Royal或Royal之任何附屬公司股本權利之任何其他計劃或安排之條文亦須於生效時間起予以終止。

(vi) *不同意合併之股份*

不同意合併之股份不可轉換為亦無權收取合併代價，惟依據俄亥俄州公司法第1701.85條之規定，其可轉換為收取就該等不同意合併之股份所釐訂之應付代價。俄亥俄州公司法第1701.85條規定，於合併事項按下文(f)段所述方式獲Royal股東批准後之十日內，任何並無對合併事項投贊成票之Royal股東（Royal購股持有人除外）可提出書面要求，表明彼認為其所持有不同意合併之股份之公平價值。倘若該股東與Royal於提出上述書面要求後三十日內仍未能就不同意合併之股份之公平價值達成協議，則任何一方可向俄亥俄州法院申請就該等不同意合併之股份之公平價值作出裁決。

(d) 代價

截至二零零二年十二月十三日辦公時間完結時，(i)已發行在外之Royal普通股為數12,816,452股及(ii)尚未獲行使之Royal購股權涉及之Royal普通股為數2,758,540股。尚未獲行使之Royal購股權之平均行使價約為每股3.98美元。Royal購股權之行使價乃經預先釐訂，其現時之水平較合併代價為低。假定並無存在不同意合併之股份，根據合併代價與期權股份合併代價計算，董事估計本公司根據合併事項須付之總代價將不會超過105,500,000美元（或822,900,000港元）。股東及有意投資者請注意：本公司須支付之代價總額高低須視乎有否出現任何不同意合併之股份及雙方所協定或俄亥俄州法院裁決（視情況而定）之公平價值而定。本公司將於獲悉有關資料後盡快另行發出公佈通知股東及有意投資者有否出現任何不同意合併之股份及本公司根據合併事項最終須付之金額。

合併代價每股Royal普通股7.37美元乃參照Royal之未計利息、稅項、折舊及攤銷前之往績盈利而釐訂，其較：

(i) 於二零零二年十二月十六日紐約證交所所報每股Royal普通股之收市價5.98美元溢價約23.24%；及

(ii) 於直至二零零二年十二月十六日止連續十個交易日內紐約證交所所報每股Royal普通股之收市價平均值5.181美元溢價42.25%。

董事（包括獨立非執行董事）認為經計及Royal持有之品牌組合，包括Dirt Devil®、Royal®及Telezapper®等均屬具悠久知名度之品牌，上述溢價乃屬公平及合理。

倘若合併事項生效，須於生效時間過後待Royal普通股股票或Royal購股權證書已交回Royal或其換領代理後，盡快以現金方式向Royal普通股（不同意合併之股份除外）持有人及Royal購股權持有人（視情況而定）支付合併代價及期權股份合併代價（視情況而定）。

本公司將會從內部資源及以銀行貸款支付合併事項之代價。

(e) 條件

合併協議須待（其中包括）下列條件獲達成或獲有關訂約方豁免，方可作實：

(i) 合併事項獲得Royal股東以下文(f)段所述之方式批准、以及獲得本公司股東於股東特別大會上批准；

(ii) Royal、收購人、被合併附屬公司或彼等之任何附屬公司就完成合併事項及合併協議內預計進行之其他交易獲得所需之一切同意、批准及辦理有關向任何政府機關提交文件存案及發出通知之手續（以上各項乃為倘若未能獲得則於合理情況下預計會對Royal作為繼續經營之公司及其附屬公司整體上構成嚴重負面影響之事項），而上述事項其所具之形式及具體內容亦必須令收購人感到合理滿意；

(iii) 任何具有適當司法管轄權之法院或其他政府機關並無制訂、頒佈、執行或發佈任何裁決、指令、頒令、法令、法律、條例、規則或規例或其他法定限制或禁令（「限制事項」）從而影響協議完成或導致合併協議內預計進行之交易受到禁制；惟各訂約方在遵守此項條件之同時須採取商業上之合理措施以防止遭受提出任何上述限制事項並在遭受提出任何上述限制事項時盡速提出上訴；

(iv) 根據Hart-Scott-Rodino Antitrust Improvements Act of 1976（經修訂）及任何其他適用之外國反壟斷法例規定，適用於完成合併事項須符合之等候期或相若期間（包括任何延期）已屆滿或被終止。如無不可預見之情況，董事預計上述等候期應不長於合併協議之訂立日期起計九十日；及

(v) 收購人收到證明顯示不同意合併之股份數目佔緊接生效時間前已發行在外Royal普通股之總數不高於10%，而上述證明其所具之形式及具體內容亦必須令收購人感到合理滿意。

(i)、(iv)及(v)項條件將不會獲得合併協議之訂約方豁免。

(f) Royal股東之批准

俄亥俄州公司法及Royal之公司組織章程規定，合併事項須獲得出席Royal股東大會並持有發行在外之Royal普通股三分二之Royal股東批准，方可作實。

Richmont Capital Partners I, L.P.及E. Patrick Nalley（以個人身份及以Eldon P. Nalley之受託人身份U/T/A日期：一九九三年一月十八日）合共持有3,989,900股Royal普通股，約佔截至二零零二年十二月十三日已發行Royal普通股總數之31.13%。上述人士已向本公司作出承諾，只要Royal之董事會仍然推薦Royal股東投票贊成合併事項，則彼等亦將會投票贊成合併事項。

(g) 協議完成

[illegible]

預期合併協議將於二零零三年三月底或之前完成。

II. 合併事項前後本集團之企業架構

以下為合併事項前後本集團之企業架構簡圖：


合併事項前
本公司
100%
收購人
100%
被合併附屬公司
Royal 購股權持有人
Royal 普通股持有人
Royal
合併事項進行期間（即將被合併附屬公司合併於Royal之內）
本公司
100%
收購人
100%
被合併附屬公司
合併事項
Royal 購股權持有人
Royal 普通股持有人
Royal
合併事項後
本公司
100%
收購人
100%
Royal

III. 收購人及被合併附屬公司之資料

收購人為一間於二零零二年十二月九日在美國特拉華州註冊成立之公司，其成立目的為於合併事項完成後擔任Royal之控股公司，其亦為本公司之直接全資附屬公司。被合併附屬公司為一間於二零零二年十二月六日在美國俄亥俄州註冊成立之公司，其成立目的為按照俄亥俄州公司法之規定進行合併事項，其亦為本公司之間接全資附屬公司。除訂立合併協議及進行該協議內預計之交易外，收購人及被合併附屬公司自其各自之註冊成立日期以來並無經營任何業務。除董事及主管人員外，收購人及被合併附屬公司均無聘用任何僱員。

IV. ROYAL之資料

Royal為一間在美國俄亥俄州註冊成立之公司，主要業務為開發、裝配、採購及經銷Dirt Devil®與Royal®品牌之吸塵機及其他家居與商用清潔用具，以及Telezapper®拒接來電儀器。Royal普通股自一九九二年起在紐約證交所以「RAM」之股份代號報價。根據於二零零二年十二月十六日紐約證交所所報每股Royal普通股之收市價5.98美元及已發行之Royal普通股12,816,452股計算，Royal之總市值（不包括Royal購股權）約為76,642,383美元（或597,810,587港元）。於合併事項完成後，除收購人外，Royal將再無任何其他股東。因此，Royal普通股在紐約證交所之上市地位將於合併事項完成後被撤銷。董事相信，Royal普通股撤銷在紐約證交所之上市地位對本集團將不會構成任何嚴重負面影響。

以下為摘錄自Royal公佈之財務資料，Royal於截至二零零零年十二月三十一日及二零零一年十二月三十一日止兩個年度內之經審核除稅前及除稅後淨收入及經審核有形資產淨值，以及Royal於截至二零零二年九月三十日止九個月期間之未經審核除稅前及除稅後淨收入及未經審核有形資產淨值／資產淨值：

	截至二零零二年九月三十日止九個月期間	截至二零零一年十二月三十一日止年度	截至二零零零年十二月三十一日止年度
除稅前淨收入	2,886,000美元 (或22,510,800港元)	14,382,000美元 (或112,179,600港元)	7,464,000美元 (或58,219,200港元)
除稅後淨收入	1,890,000美元 (或14,720,000港元)	9,324,000美元 (或72,727,200港元)	5,939,000美元 (或46,324,200港元)
有形資產淨值／資產淨值	37,716,000美元 (或294,184,800港元)	38,622,000美元 (或301,251,600港元)	31,053,000美元 (或242,213,400港元)

除委任新董事加入Royal之董事會外，本公司無意於合併事項完成後對Royal之董事會或高級管理層或業務作出任何變動。

Royal之業務與本集團現有之地板護理產品業務相近。董事相信合併事項可為本集團橫向整合其現有之地板護理產品業務鋪路。

V. 進行合併事項之理由及得益

本集團主要在北美洲及歐洲從事電動工具及電子產品之生產與經銷業務。

董事認為合併協議之條款乃訂約方按一般商業條款經公平磋商後達成，而且對本公司及其股東而言乃屬公平及合理。

董事相信合併事項標誌著本公司在推行始於在全球大部份市場上收購Ryobi®品牌電動工具（進一步詳情載於二零零零年六月及七月本公司發出之公佈內）及Homelite®品牌園藝工具（進一步詳情載於本公司截至二零零二年六月三十日止六個月之中期業績報告內）此項建立環球品牌之策略上邁進一大步。藉著由一家以低廉成本提供優良貨源之原件設備製造商(OEM)晉身成為一家在全球主要市場上經銷著名品牌產品之公司，本公司預計可以在製造及零售分銷層面上創造更多商機。收購Royal可將上述策略伸延至地板護理產品，大大加強本公司在廠內之產品開發、市場經銷及物流管理能力，同時增添更多享負盛名之品牌。

合併事項將使本公司可把Royal與本公司之現有產品開發及供應聯繫加以整合及擴充。進行合併事項後，本公司借助本集團現有之生產設施，預計可擴充Royal之生產規模。進行合併事項後，本公司亦擬與美國及歐洲市場上電動工具及地板護理產品之主要零售商合作以發揮相互經銷之協同效應潛力，同時在物流管理及客戶服務方面發揮業務管理之協同效應潛力。

VI. 一般事項

由於合併事項之估計代價總額高於本公司最新公佈截至二零零二年六月三十日止六個月之未經審核綜合有形資產淨值之50%惟低於100%，故合併事項構成上市規則所界定本公司之主要交易，須於股東特別大會上獲得股東批准。載有（其中包括）合併事項進一步詳情及召開股東特別大會通告之通函，將會盡快寄發予股東。本公司及董事已確認，根據上市規則之規定，並無股東須放棄對合併事項之投票權。

執行董事及彼等各自之聯繫人士（定義見上市規則）合共實益持有201,384,871股股份，約佔本公司現有已發行股本之31.18%。彼等已表明擬就上述股份於股東特別大會上投票贊成有關批准合併事項之決議案。

應本公司之要求，股份於二零零二年十二月十八日上午九時三十分起暫停買賣，以待發出本公佈。本公司已向聯交所申請於二零零二年十二月十九日上午九時三十分起恢復股份之買賣。

VII. 本公佈內所用詞彙

「收購人」	指	RAMC Holdings, Inc.，其為一間在美國特拉華州註冊成立之公司，並為本公司之直接全資附屬公司
「聯屬公司」	指	被另一間公司透過一家或以上之中介機構直接或間接控制，或與該間公司受到共同方控制之公司
「董事會」	指	本公司之董事會
「協議完成」	指	合併協議之完成
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「不同意合併之股份」	指	緊接生效時間之前已發行在外並由持有人按照俄亥俄州公司法第1701.85條規定正式提出要求支付公平現金價值所涉及之Royal普通股
「生效時間」	指	按照俄亥俄州公司法規定合併事項之生效時間
「股東特別大會」	指	本公司就批准合併事項而將召開之股東特別大會
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「合併事項」	指	根據合併協議之條款及條件將被合併附屬公司合併於Royal之內
「合併協議」	指	Royal、本公司、收購人及被合併附屬公司於二零零二年十二月十七日訂立之協議及合併計劃
「合併代價」	指	就每股已發行在外之Royal普通股支付之代價現金7.37美元
「被合併附屬公司」	指	TIC Acquisition Corp.，其為一間在美國俄亥俄州註冊成立之公司，並為本公司之間接全資附屬公司
「紐約證交所」	指	紐約證券交易所
「俄亥俄州公司法」	指	俄亥俄州綜合公司法
「期權股份合併代價」	指	合併代價減去每份Royal購股權行使價（如有）後將其超出數額（如有）與於生效時間上述購股權如獲全面行使而須發行之Royal普通股總數兩者相乘之等額現金
「Royal」	指	Royal Appliance Manufacturing Co.，其為一間在美國俄亥俄州註冊成立之公司，其普通股在紐約證交所上市及買賣
「Royal普通股」	指	Royal之無面值普通股
「Royal購股權」	指	Royal每份尚未獲行使之購股權、認股權證、虛擬授股或其他證券（包括授予Royal董事、顧問及僱員之任何購股權）
「Royal購股權計劃」	指	Royal採納藉以向Royal董事、顧問及僱員授予購股權、認股權證、虛擬授股或其他證券之所有獎勵計劃
「股份」	指	本公司股本中每股面值0.20港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美國」	指	美利堅合眾國
「港元」	指	香港法定貨幣
「美元」	指	美國法定貨幣

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零二年十二月十八日

除另有註明者外，本公佈內所載財務資料之美元金額折為港元計算所採用之兌換率為1美元：7.8港元。

Code	Share	Close	Yesterday High	Low	Change	Chg %	V'000	Jan 2 to Dec 18 High
139	139 Holdings	0.01	—	—	—	—	—	0.042
241	21CN CyberNet	0.28	0.29	0.28	-0.01	-3.45	600	0.38
401	401 Holdings-new	0.096	0.103	0.096	-0.006	[illegible]	1,068	0.112
2993	401 Holdings-old	0.094	0.111	0.093	-0.016	-14.55	901	0.15

A

Code	Share	Close	Yesterday High	Low	Change	Chg %	V'000	Jan 2 to Dec 18 High
[illegible]	A-Max Holdings	0.037	—	—	—	—	—	0.275
30	ABC Com (Holdings)	0.226	0.228	0.228	-0.003	-1.29	100	0.35
900	Aeon Credit	2.775	—	—	—	—	—	3.50
448	Akai Holdings	Trading suspended since August 23, 2000						
328	Alco Holdings	1.19	1.20	1.19	+0.01	+0.86	[illegible]	1.27
[illegible]	Allan Int'l	1.03	1.03	1.03	—	—	20	1.37
373	Allied Group	Trading suspended yesterday						
56	Allied Prop (HK)	0.245	0.255	0.245	-0.01	-3.92	290	0.34
72	Alpha General	0.019	0.019	0.018	-0.001	-5.00	8,370	0.044
1189	Amanda Wing On	0.016	0.017	0.015	-0.002	-11.76	58,420	0.102
723	Amax Int'l	0.04	—	—	—	—	—	0.088
347	Angang New Steel	1.18	1.17	1.14	+0.03	+2.65	15,705	1.45
914	Anhui Conch	2.35	2.425	2.325	—	—	2,628	2.775
[illegible]	Anhui Expressway	1.63	1.71	1.61	-0.12	[illegible]	10,309	1.87
472	Applied (China)	0.058	—	—	—	—	—	0.007
519	Applied Int'l	0.106	0.106	0.097	+0.01	+10.82	180	0.275
1045	APT Satellite	1.58	1.64	1.52	-0.02	-1.28	35	3.80
103	Arnhold Holdings	0.315	0.305	0.296	-0.006	-1.96	24	0.97
931	Artel Solutions Group	0.85	0.85	0.83	—	—	80	0.90
1229	Artfield Group	0.80	—	—	—	—	—	0.86
1170	Arts Optical Int'l	2.15	2.15	2.125	+0.025	+1.18	426	2.625
22	Asean Resources	Trading suspended since October 8, 2002						
930	Asia Aluminum	0.65	0.65	0.63	-0.02	-3.08	1,930	0.93
104	Asia Commercial	0.235	—	—	—	—	—	0.31
[illegible]	Asia Financial	1.08	—	—	—	—	—	1.28
[illegible]	Asia Logistics Tech	0.073	0.072	0.068	-0.001	-1.35	12,650	0.162
724	Asia Orient	0.87	0.88	0.83	-0.03	-3.33	177	0.95

WARRANTS

Put warrants

Derivative warrants

Subscription warrants

Basket warrants

Wrt Code	Issue	Expiry	EPW	Exer. Price	Wrt Price	Underlying %Chg	Underlying Price	Prem	Gear	Hist. Vol.	Imp. Vol.	Delta	5-Day Avg Turnover
9251	Bank Bkt 03 (CS)-Euro	28/1/03	1	2.22	0.097	-12%	2.22	7.9%	23.1	20.4%	27.8%	34.6%	—
9246	China Auto Bkt 03 (MB)-Euro	14/8/03	0.1	9.78	0.275	—	10.71	17%	3.8	34.4%	73.3%	70.7%	4,558
9266	China Consumer Gd 02 (JP)-Eur	20/12/02	0.1	11.99	0.672	—	18.60	-1.1%	17.8	34.8%	—	100%	—
9242	China Petro. Bkt 03 (CS)-Euro	20/1/03	1	1.08	0.130	1.5%	1.25	-3.9%	9	27.3%	—	100%	229,798
9764	China Petro. Bkt 04 (MS)-Euro	24/8/04	1	—	[illegible]	1.8%	0.36	-9.5%	1.1	8.1%	—	100%	6,488
9236	China Shipg Bkt 03 (CS)-Euro	19/11/03	0.1	[illegible]	0.2	—	0.10	-3%	4	33.2%	—	88.7%	1,965
9237	China WTO Bkt 03 (CC)-Euro	20/2/03	0.1	[illegible]	0.104	—	[illegible]	-6.1%	4.9	33.2%	—	100%	—

KEY

Premium — Amount paid over the intrinsic value of the warrant.
Gearing — A measure of leverage which divides the share price by warrant price.
Historical volatility — A measure of equity risk. Higher risk is reflected in higher warrant price.
Implied volatility — The stock volatility implicit in the warrant price.
Delta — The change in warrant price relative to the share price.
CS — *Call spread. Upper price cap of the underlying in ().*

**The prices and data provided by Barclays Capital Asia Ltd are for reference only and Barclays Capital Asia Ltd accepts no liability therefore.
Professional investment advice should be sought before trading.**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


TTi
TECHTRONIC INDUSTRIES COMPANY LIMITED
創 科 實 業 有 限 公 司
(Incorporated in Hong Kong with limited liability)

MAJOR TRANSACTION – PROPOSED ACQUISITION OF ROYAL APPLIANCE MANUFACTURING CO. BY WAY OF MERGER

The Board is pleased to announce that the Company, Royal, the Acquiror and Merger Sub have, on 17th December, 2002, entered into the Merger Agreement whereby, the parties have agreed, subject to certain conditions, that at the Effective Time:

(a) Royal will become an indirect wholly-owned subsidiary of the Company through the merger of Merger Sub with and into Royal as a result of which the separate corporate existence of Merger Sub will cease and Royal will continue as the surviving corporation;

(b) each issued and outstanding Royal Common Share (other than (i) any Royal Common Shares held by Royal in its treasury, (ii) any Royal Common Shares owned by Royal and any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or any affiliate of the Acquiror and (iii) any Dissenting Shares) will be converted into the right to receive the Merger Consideration; and

(c) each outstanding Royal Stock Option will be extinguished and converted into the right to receive the Option Shares Merger Consideration.

At the close of business on 13th December, 2002 (i) 12,816,452 Royal Common Shares were issued and outstanding and (ii) 2,758,540 Royal Common Shares were subject to outstanding Royal Stock Options. The outstanding Royal Stock Options are exercisable at an average exercise price of approximately US$3.98 per share. Assuming that there will be no Dissenting Shares and based on the Merger Consideration and the Option Shares Merger Consideration, the Directors estimate that the total consideration payable by the Company under the Merger will be not more than US$105.5 million (or HK$822.9 million). The Company will finance the consideration for the Merger from its internal resources and by bank borrowings.

Royal is a corporation incorporated in the State of Ohio, the US and primarily develops, assembles, sources, and markets vacuum cleaners and other cleaning appliances for home and commercial use under the Dirt Devil® and Royal® brand names, as well as the Telezapper® call-blocking device. The Royal Common Shares have been quoted on NYSE under the symbol "RAM" since 1992. As at 30th September, 2002, the unaudited net tangible assets of Royal was approximately US$37,716,000 (or HK$294,184,800). Based on the closing price of US$5.98 per Royal Common Share as quoted on NYSE on 16th December, 2002 and 12,816,452 Royal Common Shares in issue, the total market capitalisation of Royal (excluding the Royal Stock Options) was approximately US$76,642,383 (or HK$597,810,587). Following the Merger, Royal will have no shareholder other than the Acquiror and accordingly, the listing of the Royal Common Shares on NYSE will be withdrawn thereafter.

The Directors believe that the Merger represents a significant step in the Company's worldwide strategy, which began with its acquisitions of the Ryobi® brand for power tools in most of the world's markets, and the Homelite® brand for lawn and garden tools. By integrating forward from its strong position as a high-quality, low-cost original equipment manufacturer (OEM) to become a brand marketing company in key markets worldwide, the Company expects to create additional business opportunities at both the manufacturing and retail distribution levels. The Royal acquisition extends this strategy into floor care, and greatly strengthens the Company's product development, marketing and logistics capabilities in this industry, while adding several respected brand names to its portfolio.

The Merger will enable the Company to integrate and expand the existing product development and supply link between Royal and the Company. Following the Merger, the Company expects to expand its role as a manufacturer of Royal products by using existing production capabilities of the Group. Following the Merger, the Company also intends to pursue potential cross-marketing synergies with the major retailers of its power tool and floor care lines of business in the US and European markets, as well as potential operational synergies in logistics and customer service.

As the estimated total consideration for the Merger represents more than 50% but less than 100% of the latest published unaudited consolidated net tangible assets of the Company for the six months ended 30th June, 2002, the Merger constitutes a major transaction for the Company under the Listing Rules and will require the approval by the Shareholders at the EGM. A circular containing, among other things, further details of the Merger and the notice convening the EGM will be despatched to Shareholders as soon as practicable. The Company and the Directors have confirmed that no Shareholder will be required to abstain from voting on the Merger as required under the Listing Rules.

Trading in the Shares was suspended with effect from 9:30 a.m. on 18th December, 2002 at the request of the Company pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 19th December, 2002.

I. THE MERGER AGREEMENT

Date of agreement: 17th December, 2002

Parties:
1. Company;
2. Royal;
3. Acquiror, a direct wholly-owned subsidiary of the Company; and
4. Merger Sub, an indirect wholly-owned subsidiary of the Company.

Royal and its shareholders are independent of and not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules). To the best of the Directors' knowledge, neither Royal nor its shareholders hold any Shares at the date of this announcement.

None of the directors of the Group, the Company and its subsidiaries hold any Royal Common Shares or Royal Stock Options at the date of this announcement.

The following is a summary of the principal terms and conditions of the Merger Agreement:

(a) The Merger

As at the Effective Time, by virtue of OGCL, Merger Sub will be merged with and into Royal and the corporate existence of Merger Sub will cease thereafter. Royal will be the surviving corporation in the Merger and the corporate existence of Royal, with all its purposes, objects, rights, privileges, powers, immunities and franchises, will continue and be unaffected by the Merger, subject to paragraph (c) below.

The Merger will become effective at such time as a Certificate of Merger in such form as is required by and executed in accordance with the relevant provisions of the OGCL is duly filed with the Secretary of State of the State of Ohio, the US or at such later date or time as Royal and the Acquiror shall agree and specify in such Certificate of Merger. It is expected that the Merger will become effective on or around the same time as Closing, which is before the end of March, 2003.

(b) Articles of incorporation and By-laws

By virtue of the Merger, the articles of incorporation and code of regulations of Merger Sub shall be the articles of incorporation and code of regulations, respectively of Royal as the surviving corporation until thereafter changed or amended as provided in the Merger Agreement or by applicable law.

The articles of incorporation and by-laws of Merger Sub will become the articles of incorporation and by-laws of Royal as the surviving corporation, since the existing articles of incorporation and by-laws of Royal are suitable for corporations quoted on NYSE and are unduly restrictive for the Acquiror after the Merger. There is no intention to make any major changes to the articles of incorporation and by-laws of Merger Sub or Royal as the surviving corporation after the Merger.

(c) Effect of the Merger on capital stock and stock options

At the Effective Time, by virtue of the Merger:

(i) *Cancellation of Royal's treasury stock and Royal-owned stock*

Each Royal Common Share that is owned by Royal and any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or an Affiliate of the Acquiror or held in the treasury of Royal shall automatically be cancelled and retired and shall cease to exist, and no consideration will be payable in exchange therefor.

As at 13th December, 2002, 13,102,507 Royal Common Shares were held by Royal in its treasury. Save as aforesaid, no Royal Common Share is owned by Royal or any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or an Affiliate of the Acquiror.

(ii) *Conversion of Royal Common Shares*

Each issued and outstanding Royal Common Share (other than the Dissenting Shares) shall be converted into the right to receive the Merger Consideration of US$7.37 in cash.

(iii) *Capital stock of Merger Sub*

Each common share of Merger Sub issued and outstanding immediately before the Effective Time will be converted into one Royal Common Share.

(iv) *Cancellation and retirement of Royal Common Shares*

At the Effective Time, all Royal Common Shares (other than shares to be cancelled in accordance with paragraph (i) above and Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Royal Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of such certificate.

(v) *Royal Stock Option Plans*

Royal shall take all actions necessary to ensure that, at the Effective Time, each outstanding Royal Stock Option, vested or unvested, exercisable or non-exercisable, shall be extinguished and converted into the right to receive the Option Shares Merger Consideration. Based on the average exercise price of approximately US$3.98 per share, the Option Shares Merger Consideration will amount to approximately US$3.39 in cash. The holders of Royal Stock Options have no right to vote on the Merger and there is no alternative compensation arrangement for them.

The Royal Stock Option Plans shall terminate at the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Royal or any subsidiary of Royal shall be terminated at the Effective Time.

(vi) *Dissenting Shares*

Dissenting Shares shall not be converted into or represented the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to section 1701.85 of the OGCL. Section 1701.85 of the OGCL provides that within 10 days after the approval of the Merger by shareholders of Royal in the manner referred to in paragraph (f) below, any shareholder of Royal (other than holders of Royal Stock Options) who does not vote in favour of the Merger can file a written demand, stating what he or she or it believes to be the fair value of his or her or its Dissenting Shares. If such shareholder and Royal fail to reach agreement as to the fair value of the Dissenting Shares within 30 days after the written demand, either party may apply to the Ohio courts for a determination of the fair value of such Dissenting Shares.

(d) Consideration

At the close of business on 13th December, 2002 (i) 12,816,452 Royal Common Shares were issued and outstanding and (ii) 2,758,540 Royal Common Shares were subject to outstanding Royal Stock Options. The outstanding Royal Stock Options are exercisable at an average exercise price of approximately US$3.98 per share. The exercise prices of the Royal Stock Options have been pre-determined and are lower than the Merger Consideration. Assuming that there will be no Dissenting Shares and based on the Merger Consideration and the Option Shares Merger Consideration, the Directors estimate that the total consideration payable by the Company under the Merger will not be more than US$105.5 million (or HK$822.9 million). Shareholders and potential investors should note that the total consideration payable by the Company may be higher or lower depending on whether there will be any Dissenting Shares and the fair value as agreed by the parties or determined by the Ohio courts (as applicable). The Company will make such further announcement to update Shareholders and potential investors regarding any Dissenting Shares and the final amount payable by the Company under the Merger as soon as such information becomes available.

The Merger Consideration of US$7.37 per Royal Common Share has been determined with reference to the historical earnings before interest tax depreciation and amortisation of Royal and represents:

(i) a premium of approximately 23.24% above the closing price of US$5.98 per Royal Common Share as quoted on NYSE on 16th December, 2002; and

(ii) a premium of 42.25% above the average closing price of US$5.181 per Royal Common Share as quoted on NYSE for 10 consecutive trading days ending on 16th December, 2002.

The Directors (including the independent non-executive Directors) consider that such premium is fair and reasonable having regard to the brand portfolios of Royal, including the Dirt Devil®, Royal® and Telezapper® brandnames, which are reputable and well established brand names.

Subject to the Merger becoming effective, the Merger Consideration and the Option Shares Merger Consideration (as applicable) will be payable in cash to the holders of Royal Common Shares (other than the Dissenting Shares) and holders of Royal Stock Options (as applicable) as soon as reasonably practicable after the Effective Time and upon the surrender of the certificates of the Royal Common Shares or option certificates for the Royal Stock Options to Royal or its exchange agent.

The Company will finance the consideration for the Merger from its internal resources and by bank borrowings.

(e) Conditions

The Merger Agreement is subject to the satisfaction or waiver by the parties thereto of the following conditions (among others):

(i) the approval of the Merger by shareholders of Royal in the manner referred to in paragraph (f) below and the approval of the Shareholders at the EGM;

(ii) all consents, approvals and actions of, filings with and notices to any governmental entity required of Royal, the Acquiror, Merger Sub, or any of their subsidiaries to consummate the Merger and the other transactions contemplated by the Merger Agreement, the failure of which to be obtained or taken is reasonably expected to have a material adverse effect on Royal as the surviving corporation and its subsidiaries, taken as a whole, shall have been obtained in form and substance reasonably satisfactory to the Acquiror;

(iii) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition (the "Restraints") affecting the Closing or seeking to prohibit the transactions contemplated under the Merger Agreement shall be in effect; provided that the parties asserting this condition shall have used its commercially reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered;

(iv) the waiting or similar period (including any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable foreign anti-trust laws shall have expired or been terminated. Barring unforeseen circumstances, the Directors expect that the waiting period should not be longer than 90 days from the date of the Merger Agreement; and

(v) the Acquiror shall have received evidence, in form and substance reasonably satisfactory to it, that the number of Dissenting Shares shall constitute no greater than 10% of the total number of Royal Common Shares outstanding immediately prior to the Effective Time.

Conditions (i), (iv) and (v) will not be waived by the parties to the Merger Agreement.

(f) Royal Shareholders' approval

As provided in the OGCL and Royal's articles of incorporation, the Merger will be subject to approval by the holders of two-thirds of the outstanding Royal Common Shares attending at a shareholders' meeting of Royal.

Richmont Capital Partners I, L.P. and E. Patrick Nalley, individually and as Trustee of the Eldon P. Nalley U/T/A dated 18th January, 1993, being the holders of an aggregate of 3,989,900 Royal Common Shares (representing approximately 31.13% of all the Royal Common Shares in issue as at 13th December, 2002), have undertaken to the Company to vote in favour of the Merger so long as the board of directors of Royal continues to recommend that shareholders of Royal vote in favour of the Merger.

(g) Closing

Closing will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions (if any) that, by their terms, cannot be satisfied until the date of Closing) set out above, unless another time or date is agreed to by the parties hereto.

It is expected that Closing will take place on or before the end of March, 2003.

II. CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE MERGER

The following sets out a simplified corporate structure of the Group before and after the Merger:


Before the Merger
Company
100%
Acquiror
100%
Merger Sub
Holders of Royal Stock Options
Holders of Royal Common Shares
Royal
Interim (i.e. the merger of Merger Sub with and into Royal)
Company
100%
Acquiror
100%
Merger Sub
Merger
Holders of Royal Stock Options
Holders of Royal Common Shares
Royal
After the Merger
Company
100%
Acquiror
100%
Royal

III. INFORMATION ON THE ACQUIROR AND MERGER SUB

The Acquiror is a corporation incorporated in the State of Delaware, the US on 9th December, 2002 for the purpose of becoming the holding company of Royal after the Merger and is a direct wholly-owned subsidiary of the Company. Merger Sub is a corporation incorporated in the State of Ohio, the US on 6th December, 2002 for the purpose of implementing the Merger in accordance with the requirements of the OGCL and is an indirect wholly-owned subsidiary of the Company. Save for entering into the Merger Agreement and the transactions contemplated thereunder, none of the Acquiror and Merger Sub has carried on any business since their respective dates of incorporation. Other than directors and officers, none of the Acquiror and Merger Sub has any employees.

IV. INFORMATION ON ROYAL

Royal is a corporation incorporated in the State of Ohio, the US and primarily develops, assembles, sources, and markets vacuum cleaners and other cleaning appliances for home and commercial use under the Dirt Devil® and Royal® brand names, as well as the Telezapper® call-blocking device. The Royal Common Shares have been quoted on NYSE under the symbol "RAM" since 1992. Based on the closing price of US$5.98 per Royal Common Share as quoted on NYSE on 16th December, 2002 and 12,816,452 Royal Common Shares in issue, the total market capitalisation of Royal (excluding the Royal Stock Options) was approximately US$76,642,383 (or HK$597,810,587). Following the Merger, Royal will have no shareholder other than the Acquiror and accordingly, the listing of the Royal Common Shares on NYSE will be withdrawn thereafter. The Directors believe the delisting of Royal Common Shares on NYSE will not have any material adverse impact on the Group.

The audited net income before and after tax and the audited net tangible assets of Royal for the two years ended 31st December, 2000 and 31st December, 2001 and the unaudited net income before and after tax and the unaudited net tangible assets/net asset value of Royal for the nine months ended 30th September, 2002 as extracted from the published financial information of Royal, were as follows:

	Nine months ended 30th September, 2002	Year ended 31st December, 2001	Year ended 31st December, 2000
Net income before tax	US$2,886,000 (or HK$22,510,800)	US$14,382,000 (or HK$112,179,600)	US$7,464,000 (or HK$58,219,200)
Net income after tax	US$1,890,000 (or HK$14,742,000)	US$9,324,000 (or HK$72,727,200)	US$5,939,000 (or HK$46,324,200)
Net tangible assets/net asset value	US$37,716,000 (or HK$294,184,800)	US$38,622,000 (or HK$301,251,600)	US$31,053,000 (or HK$242,213,400)

Save for the appointment of new directors to the board of directors of Royal, the Company has no intention to change the board of directors or the senior management or the business of Royal after the Merger.

Royal's business is similar to the Group's existing floor care business. The Directors believe that the Merger paves way for a horizontal integration of the Group's existing floor care business.

V. REASONS FOR AND BENEFITS OF THE MERGER

The Group is principally engaged in the manufacturing and trading of electrical and electronic products mainly in North America and Europe.

The Directors consider that the terms of the Merger Agreement, which have been concluded after arm's length negotiation between the parties on normal commercial terms, are fair and reasonable so far as the Company and its shareholders are concerned.

The Directors believe that the Merger represents a significant step in the Company's world-wide branding strategy, which began with its acquisitions of the Ryobi® brand for power tools in most of the world's markets (further details of which were announced by the Company in June and July, 2000), and the Homelite® brand for lawn and garden tools (further details of which were contained in the interim report of the Company for the six months ended 30th June, 2002). By integrating forward from its strong position as a high-quality, low-cost original equipment manufacturer (OEM) to become a brand marketing company in key markets worldwide, the Company expects to create additional business opportunities at both the manufacturing and retail distribution levels. The Royal acquisition extends this strategy into floor care, and greatly strengthens the Company's product development, marketing and logistics capabilities in this industry, while adding several respected brand names to its portfolio.

The Merger will enable the Company to integrate and expand the existing product development and supply link between Royal and the Company. Following the Merger, the Company expects to expand its role as a manufacturer of Royal products by using existing production capabilities of the Group. Following the Merger, the Company also intends to pursue potential cross-marketing synergies with the major retailers of its power tool and floor care lines of business in the US and European markets, as well as potential operational synergies in logistics and customer service.

VI. GENERAL

As the estimated total consideration for the Merger represents more than 50% but less than 100% of the latest published unaudited consolidated net tangible assets of the Company for the six months ended 30th June, 2002, the Merger constitutes a major transaction for the Company under the Listing Rules and will require the approval by the Shareholders at the EGM. A circular containing, among other things, further details of the Merger and the notice convening the EGM will be despatched to Shareholders as soon as practicable. The Company and the Directors have confirmed that no Shareholder will be required to abstain from voting on the Merger as required under the Listing Rules.

The executive Directors and their respective associates (as defined in the Listing Rules), beneficially holding a total of 201,384,871 Shares, which represent approximately 31.18% of the existing issued share capital of the Company, have indicated that they intend to vote such Shares in favour of the resolution to approve the Merger at the EGM.

Trading in the Shares was suspended from 9:30 a.m. on 18th December, 2002 at the request of the Company pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares from 9:30 a.m. on 19th December, 2002.

VII. TERMS USED IN THIS ANNOUNCEMENT

"Acquiror"	RAMC Holdings, Inc., a corporation incorporated in the State of Delaware, the US and a direct wholly-owned subsidiary of the Company
"Affiliate"	in relation to any corporation means another corporation that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first corporation
"Board"	the board of Directors
"Closing"	closing of the Merger Agreement
"Company"	Techtronic Industries Company Limited, a public company limited by shares incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Dissenting Shares"	Royal Common Shares which are outstanding immediately prior to the Effective Time and held by persons who shall have properly demanded payment of the fair cash value of such Royal Common Shares in accordance with section 1701.85 of the OGCL
"Effective Time"	the time on which the Merger becomes effective in accordance with the OGCL
"EGM"	the extraordinary general meeting of the Company to be convened to approve the Merger
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Merger"	the merger of Merger Sub into Royal upon and subject to the terms and conditions of the Merger Agreement
"Merger Agreement"	the agreement and plan of merger dated as of 17th December, 2002 among Royal, the Company, the Acquiror and Merger Sub
"Merger Consideration"	US$7.37 in cash for each issued and outstanding Royal Common Share
"Merger Sub"	TIC Acquisition Corp., a corporation incorporated in the State of Ohio, the US and an indirect wholly-owned subsidiary of the Company
"NYSE"	New York Stock Exchange
"OGCL"	Ohio General Corporation Law
"Option Shares Merger Consideration"	a cash amount equal to the product of the excess, if any, of the Merger Consideration minus the exercise price, if any, of each Royal Stock Option multiplied by the aggregate number of Royal Common Shares issuable upon the exercise in full of such Option at the Effective Time
"Royal"	Royal Appliance Manufacturing Co., a corporation in the State of Ohio, the US and whose shares of common stock are listed and traded on NYSE
"Royal Common Shares"	common share, without par value, of Royal
"Royal Stock Option"	each unexercised option, warrant, phantom stock award or other security of Royal (including any stock option granted to directors, consultants and employees of Royal)
"Royal Stock Option Plans"	all incentive plans adopted by Royal for the purpose of granting options, warrants, phantom stock awards or other securities to directors, consultants and employees of Royal
"Shares"	shares of HK$0.20 each in the capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US"	United States of America
"HK$"	the lawful currency of Hong Kong
"US$"	the lawful currency of US

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 18th December, 2002

Unless otherwise specified, where financial information in this announcement has been converted from US dollars into Hong Kong dollars, it has been converted at the exchange rate of US$1: HK$7.8.

Canon

iR-M1





PS Start Page

Server: ir105
Version: 1.1
Date: 02/13/03 09:13:39

Novell.

TESTED & APPROVED

Adobe PostScript 3

Canon is a trademark of Canon Inc.
Adobe, PostScript and the PostScript logo are trademarks of Adobe Systems Incorporated.